UNITED STATES                OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION    --------------------------
                     WASHINGTON, D.C. 20549         OMB Number: 3235-0145
                                                    Expires: October 31, 1994
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                         SCHEDULE 13G

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 3)

                   Dean Witter, Discover & Co.
----------------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
----------------------------------------------------------------------
                   (Title of Class Securities)

                            24240V-100
                ------------------------------------
                          (CUSIP Number)







   CUSIP NO. 24240V-100

                           13G   PAGE 1  OF 1 PAGES
                                    ---   ---






1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dean Witter START Plan (Saving Today Affords Retirement
       Tomorrow)
       IRS No. 94-1671384
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States



     NUMBER OF    5      SOLE VOTING POWER
       SHARES            -0-
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           21,742,846
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING           -0-
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              21,742,846



9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,742,846
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*              / /
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.8%
12     TYPE OF REPORTING PERSON*
       EP


                   *SEE INSTRUCTION BEFORE FILLING OUT!

                       INSTRUCTIONS FOR SCHEDULE 13G


ITEM I.
  (a)     Dean Witter, Discover & Co.
  (b)     Two World Trade Center
          66th Floor
          New York, New York 10048

ITEM II.
  (a)     Dean   Witter  START   Plan  (Saving   Today  Affords  Retirement
          Tomorrow)
  (b)     Five World Trade Center
          6th Floor
          New York, New York 10048
  (c)     United States
  (d)     Dean Witter, Discover & Co. Common Stock
  (e)     24240V-100

ITEM III. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
  (f) /x/Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)

ITEM IV. OWNERSHIP

     See Items 5 through 9 and 11 of cover page as to the amount owned by the reporting person. In addition, the amount represented on the cover page includes shares of Common Stock issued on January 14, 1997 as part of a 2 for 1 stock split that was declared by the Board of Directors of Dean Witter, Discover & Co. on December 16, 1996 to holders of record on December 26, 1996.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997

                                   DEAN WITTER START PLAN BY DEAN WITTER
                                   REYNOLDS INC. AS PLAN ADMINISTRATOR


                                   /s/  Michael T. Cunningham
                                   --------------------------
                                   By:  Michael T. Cunningham
                                        Senior Vice President